Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND DECEMBER 31, 2018

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2019	December 31, 2018
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents (note 3)	$13,642	$9,736
Short term deposits	40	40
Prepaid expenses	504	288
Cash held for CVR holders (note 1a)	1,500	-
Other receivables	92	213
Receivables for the sale of Trehalose (note 1a)	2,000	-
Total Current Assets	17,778	10,277
Non-Current Assets
Restricted cash	58	56
Long-term prepaid expenses	5	16
Property and equipment, net (note 4)	742	685
Other assets	463	-
Total Non-Current Assets	1,268	757
Total Assets	$19,046	$11,034

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$279	$173
Accrued expenses and other liabilities (notes 5, 6)	899	722
CVR holders (note 1a.)	3,500	-
Related parties	14	13
Total Current Liabilities	4,692	908
Non-Current Liabilities
Retirement benefit obligations	7	6
Other long-term Liabilities (note 6)	891	222
Warrants (note 8)	-	192
Total Non-Current Liabilities	898	420
Commitments and Contingent Liabilities
TOTAL LIABILITIES	5,590	1,328
SHAREHOLDERS’ EQUITY (note 8)
Ordinary shares of NIS 0.4 ($0.11) par value as of March 31, 2019 and December 31, 2018: Authorized: 45,000,000 and 11,861,073 shares; Issued and outstanding: 9,868,809 and 3,509,405 shares	1,099	396
Series A Preferred Stock, NIS 0.4 ($0.11) par value as of March 31, 2019 and December 31, 2018: Authorized: none and 3,146,815 shares; issued and outstanding: none and 3,059,730 shares	-	309
Series B Preferred Stock, NIS 0.4 ($0.11) par value as of March 31, 2019 and December 31, 2018: Authorized: none and 3,485,703 shares; Issued and outstanding: none and 1,373,804 shares	-	156
Series C Preferred Stock, NIS 0.4 ($0.11) par value as of March 31, 2019 and December 31, 2018: Authorized: none and 3,146,815 shares; Issued and outstanding: none and 525,171 shares	-	59

Additional paid in capital	33,262	27,326
Foreign currency translation adjustments	(1,951)	(2,251)
Accumulated deficit	(18,954)	(16,289)
TOTAL SHAREHOLDERS’ EQUITY	13,456	9,706
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$19,046	$11,034

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNADITED)

U.S. dollars in thousands (except share and per share data)

	For the three months ended
	March 31,
	2019	2018

Revenues	$-	$-
Operating expenses:
Research and development expenses	1,578	918
General and administrative expenses	784	224
	2,362	1,142

Operating loss	(2,362)	(1,142)

Financial income	55	132
Financial expenses	(358)	15))

Net (loss)	(2,665)	(1,025)

Other comprehensive (loss)
Exchange differences arising from translating financial statements from functional to presentation currency	300	(99)
Total other comprehensive (loss)	300	(99)
Total comprehensive (loss)	$(2,365)	$(1,124)

Basic & diluted (loss) per share	$(0.74)	$(0.41)
Weighted average number of shares outstanding	3,867,101	3,509,344

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNADITED)

U.S. dollars in thousands

	For the three months ended March 31,
	2019	2018
Cash flows from operating activities
Net (loss)	$(2,665)	$(1,025)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	44	33
Share-based compensation	512	18
Changes in values of warrants exercisable into shares liability	50	14
Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses	255	(3)
Decrease (increase) in other receivables	294	53
(Decrease) increase in accounts payable trade	90	4
(Decrease) increase in accrued expenses and other liabilities	347	41
(Decrease) increase in related parties	1	(1)
Net cash (used in) operating activities	(1,072)	(866)

Cash flows from investing activities
Purchase of property and equipment	(78)	(139)
Net cash received in the issuance of shares for the net assets of Bioblast Pharma Ltd.	44
Net cash (used in) investing activities	(34)	(139)

Cash flows from financing activities
Proceeds from issuance of shares net of $655 issuance expenses	4,707	-
Proceeds from exercise of options	4	-
Net cash (used in) provided by financing activities	4,711	-

Increase (decrease) in cash and cash equivalents	3,605	(1,005)
Cash and cash equivalents - beginning of year	9,736	9,005
Exchange rate differences on cash and cash equivalents	301	105))
Cash and cash equivalents - end of period	$13,642	$7,895

Non-cash transactions:
		$-
Conversion of preferred stock to ordinary shares	525	-
Conversion of 6% preference on preferred stock to ordinary shares	$2,071
Issuance of ordinary shares upon exercise of warrants	$249	$-
Issuance of subscription ordinary shares	$5,362
Issuance of shares in connection with merger	$47	$-
Assets acquired excluding cash and cash equivalents	4,132	-
Less - liabilities assumed	(3,532)	-
Net assets acquired excluding cash and cash equivalents	$600	$-

Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-
Cash received for interest	$55	$29

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 1 – GENERAL

a.	Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company” was originally incorporated on January 22, 2012 under the laws of the State of Israel as Bioblast Pharma Ltd.

In January 2015, Bioblast Pharma Inc. was established in the state of Delaware as a wholly owned subsidiary of Parent (the “Subsidiary”).

On March 26, 2019, upon consummation of a merger transaction between the Parent and Enlivex R&D Therapeutics Ltd., (“Enlivex R&D”, formerly known as “Enlivex Therapeutics Ltd.”), whereby Enlivex R&D merged with Treblast Ltd. (a subsidiary of the Parent) with Enlivex R&D remaining as the surviving entity in the merger (the “Merger”), the Parent changed its name to Enlivex Therapeutics Ltd.

The Company is a clinical-stage biotechnology company. Enlivex R&D was incorporated in September 2005 under the laws of the State of Israel and has been engaged since inception in the development of an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions, which involve the hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no U.S. Food and Drug Administration (“FDA”) approved treatments, as well as treating solid tumors via modulating immune-checkpoint rebalancing. The Company’s innovative immunotherapy candidate, Allocetra™, is a novel immunotherapy candidate based on a unique mechanism of action that targets clinical indications that are defined as “unmet medical needs” such as preventing or treating complications associated with bone marrow transplants (“BMT”) and/or hematopoietic stem cell transplants (“HSCT”), sepsis and acute multiple organ failure. The Company also intends to develop its cell-based therapy to be combined with currently effective treatments of solid tumors via immune checkpoint rebalancing to increase the efficacy of various anti-cancer therapies, including Chimeric Antigen Receptor T-Cell Therapy (“CAR-T”) and therapies targeting T-Cell Receptor Therapy (“TCR”). The Company’s development is based on the discoveries of Professor Dror Mevorach, an expert on clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital (“Hadassah”). located in the State of Israel.

At the closing of the Merger, the Parent, Enlivex R&D, the Parent’s pre-Merger CEO - as representative of the pre-Merger Parent’s stockholders, and a rights agent entered into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, the Parent’s stockholders immediately prior to the Merger received one CVR for each share of the Parent’s’ ordinary shares held of record immediately prior to the closing of the Merger. Each CVR represents the right to receive payments based on the Parent’s pre-Merger clinical development programs. CVR holders are entitled to receive 100% of any payments up to $20,000 received and 50% of any subsequent consideration in excess of such amount, in each case, net of all related transaction expenses.

On February 19, 2019 the Parent sold its pre-Merger clinical development programs for “Trehalose” to Seelos Therapeutics, Inc. (“Seelos”), a clinical-stage biopharmaceutical company. Under the terms of the agreement between Parent and Seelos, Seelos paid $1,500 upon closing and will pay additional $2,000 upon the first anniversary of the closing. Seelos has agreed to pay additional milestone payments of up to $17,000 upon completion of the related clinical study and approval of a New Drug Application by the FDA, as well as royalties.

The Merger has been treated as a reverse recapitalization of the Parent for financial accounting and reporting purposes. As such, Enlivex R&D is treated as the acquirer and the Parent is treated as the acquired entity for accounting and financial reporting purposes.

The Company’s ordinary shares (“Ordinary shares”) are traded on the Nasdaq Capital Market under the symbol “ENLV”.

b.	Financial resources

The Company devotes substantially all of its efforts toward research and development activities. In the course of such activities, the Company has sustained operating losses and expects such losses to continue for the foreseeable future. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company’s accumulated deficit aggregated $18,954 as of March 31, 2019. There is no assurance that profitable operations, will ever be achieved, or if ever achieved, could be sustained on a continuing basis.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 1 – GENERAL (cont.)

b.	Financial resources (cont.)

The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for its long-term development.

The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

The Company’s management and board of directors believes that its current cash sources will enable the continuance of the Company’s activities for at least the twelve month period following the date on which thesefinancial statements are issued with no need for additional fundraising. The Company may determine, however, to raise additional capital during such period as its Board of Directors deems prudent.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation: These unaudited consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with applicable accounting and SEC reporting rules and regulations.

In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made.

These unaudited consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto included in the Company’s 2018 Annual Report on Form 20-F, as filed with the SEC on April 30, 2019.

The results of operations for these interim periods are not necessarily indicative of the operating results for any future period. The December 31, 2018 financial information has been derived from the Company’s audited financial statements.

b.	Functional currency and translation to the reporting currency

The functional currency of the Company is the New Israeli Shekel (“NIS”), which is the local currency in which it operates.

The financial statements of the Company were translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.  Accordingly, assets and liabilities were translated from NIS to U.S. dollars using period -end exchange rates, equity items were translated at the exchange rates of the date of the equity transaction, and income and expense items were translated at average exchange rates during the period.

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is other than the U.S. dollar) are reported in other comprehensive income (loss) and are reflected in equity, under “accumulated other comprehensive income (loss)”.

Balances denominated in, or linked to foreign currencies are stated on the basis of the exchange rates prevailing at the balance sheet date.  For foreign currency transactions included in the statement of income, the exchange rates applicable on the relevant transaction dates are used.  Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses as applicable.

Exchange rate 1 U.S.$ =
As of March 31, 2019, 3.632 NIS
As of December 31, 2018, 3.748 NIS

Increase (decrease) of the U.S. $ against the NIS during the period:
Three months ended March 31, 2019	(3.09)%
Three months ended March 31, 2018	1.36%

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

c.	Leases

In accordance with ASU No. 2016-02, Leases (Topic 842), right-of-use (“ROU”) assets represent our right to use the underlying leased assets over the lease term, and lease liabilities represent our obligation to make lease payments arising from the related leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease terms may include options to extend or terminate the lease when we believe it is reasonably certain that we will exercise such options. Operating lease ROU assets are reported in other assets, and operating lease liabilities are reported in accounts payable and accrued liabilities (current), and other long-term liabilities (non-current) in our consolidated balance sheets.

Because most of the Company’s leases do not provide an implicit interest rate, the Company generally uses its incremental borrowing rate to determine the present value of lease payments. Lease expenses for operating lease payments are recognized on a straight-line basis over the lease term, and the related ROU assets and liabilities are reduced to the present value of the remaining lease payments at the end of each period. Short-term leases (with a term of 12 months or less) are not recorded as ROU assets or liabilities in the consolidated balance sheets. The Company’s lease agreements include rental payments that adjust periodically for inflation and do not contain any material residual value guarantees or material restrictive covenants.

d.	New Accounting Pronouncements Adopted

Effective January 1, 2019, the Company adopted changes issued by the Financial Accounting Standards Board (FASB) related to leases. See Note 6 for further explanation related to this adoption, including all newly expanded disclosure requirements.

Pending Accounting Pronouncements

In August 2018, the FASB issued new disclosure guidance on fair value measurement. This new guidance modifies the disclosure requirements on fair value measurements, including removal and modifications of various current disclosures as well as some additional disclosure requirements for Level 3 fair value measurements. Some of these disclosure changes must be applied prospectively while others retrospectively depending on requirement. This guidance is required to be adopted by the Company beginning in fiscal year 2020 with early adoption permitted. The Company does not plan to early adopt this guidance. The adoption of these changes is not expected to have an impact on the Company’s consolidated financial statements.

NOTE 3 – CASH AND CASH EQUIVALENTS

	March 31,	December 31,
	2019	2018
	unaudited

Cash held in banks	$6,640	$1,029
Bank deposits in U.S.$ (annual average interest rates 1.49% and 1.81%)	7,002	8,707
	$13,642	$9,736

NOTE 4 – PROPERTY AND EQUIPMENT

	March 31,	December 31,
Property and equipment, net consists of the following:	2019	2018
	unaudited

Cost:
Laboratory equipment	$867	$797
Computers	111	86
Office furniture & equipment	63	58
Leasehold improvements	243	228
	1,284	1,169

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 4 – PROPERTY AND EQUIPMENT (cont.)

	March 31,	December 31,
	2019	2018
	unaudited
Accumulated depreciation:
Laboratory equipment	376	331
Computers	68	62
Office furniture & equipment	14	13
Leasehold improvements	84	78
	542	484
Depreciated cost	$742	$685

For the three months ended March 31, 2019 and 2018, depreciation expenses were $44 and $33, respectively.

NOTE 5 – ACCRUED EXPENSES AND OTHER LIABILITIES

	March 31,	December 31,
	2019	2018
	unaudited

Employees and payroll related	$354	$369
Accrued expenses and other	545	353

	$899	$722

NOTE 6 – LEASES

The Company elected the transition provision provided by ASU no. 2018-11, Leases (Topic 842) that allows entities to continue to apply the legacy guidance in Topic 840, Leases, including its disclosure requirements, in the comparative periods presented in the year of adoption. Accordingly, the Topic 842 disclosures below are presented as of and for the three-month period ended March 31, 2019, only.

The Company is a party to operating leases for its corporate offices, laboratory space and vehicle leases. The Company’s operating leases have remaining lease terms up to four years, some of which include options to extend the leases for up to 5 years.

On January 1, 2019, the Company recognized $494 of ROU assets and $494 of lease liabilities ($110 short-term and $370 long-term) on the consolidated balance sheet for operating leases, with the difference due to prepaid deposit balances as of December 31, 2018 that reduced the lease liability balance on January 1, 2019.

March 31,
unaudited

The components of lease expense were as follows:
Operating leases cost for the three months ended March 31, 2019	$45

Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$45
Right of use assets obtained in exchange for new operating lease liabilities	$480
Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-use asset	$463
Accounts payable and accrued liabilities	$159
Other long-term liabilities	287
Total operating lease liabilities	$446
Weighted average remaining lease term in years	4
Weighted average annual discount rate	5%

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 6 – LEASES (cont.)

March 31,
2019
unaudited

Maturities of operating lease liabilities as of March 31, 2019, were as follows:
2019	$159
2020	112
2021	86
2022	68
2023	21
Thereafter	-
Total lease payments	$446

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

Obligation to pay royalties to the State of Israel

The Company is required to pay royalties to the State of Israel (represented by the Israel Innovation Authority), computed on the basis of proceeds from the sale or license of products the development of which was supported by State grants.

These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the U.S dollar) received by the Company plus annual interest at the LIBOR rate.

The aggregate contingent obligation payable by the Company as of March 31, 2019 was approximately $4,864 which represented the gross amount of grants actually received by the Company from the Israel Innovation Authority, to such date including accrued interest.

As of March 31, 2019, the Company had not paid any royalties to the Israel Innovation Authority.

NOTE 8 – EQUITY

The Company was a party to the agreement in respect of the Merger consummated on March 26, 2019 as described in footnote 1 to these unaudited consolidated financial statements. Upon consummation of the Merger:

a.	All outstanding preferred stock with all accrued and unpaid dividends thereon of approximately $2,070 and all outstanding warrants of the Company were converted into 5,499,896 ordinary shares.

b.	437,733 ordinary shares were issued for an aggregate purchase price of $5,362 in a private offering (and an additional 244,898 ordinary shares were issued on April 3, 2019 see Note 11).

c.	The Company incurred direct merger-related costs totaling $652 which were recorded as a reduction to additional paid in capital in the Company’s consolidated balance sheet.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 9 – SHARE-BASED COMPENSATION

a)	Employees’ and directors stock options

The following table contains additional information concerning options granted to employees and directors under the existing stock-option plans:

	Three months ended March 31,
	2019
	Number of options	Weighted average exercise price
Outstanding at beginning of period	1,083,023	$4.75
Granted	2,421	$12.21
Forfeited and expired	(1,779)	$4.12
Exercised	(1,222)	$3.39
Outstanding at end of period	1,082,443	$4.81
Exercisable at end of period	537,831	$3.61

Following is a summary of changes in non-vested shares granted to employees and directors:

	Three months ended March 31,
	2019
	Number of options	Weighted average exercise price
Balance at beginning of the period	625,302	$5.58
Granted	2,421	12.21
Vested during the year	(81,332)	3.22
Forfeited during the year	(1,779)	4.12
Balance at the end of the period	544,612	6.02

As of March 31, 2019, the total unrecognized estimated compensation cost related to outstanding non-vested employees’ stock options was $1,505 which is expected to be recognized over a weighted average period of 2.5 years.

b)	Consultants’ stock options

The following table contains additional information concerning options granted to consultants under the existing stock-option plans:

	Three months ended March 31,
	2019
	Number of options	Weighted average exercise price
Outstanding at beginning of period	718,395	$3.72
Pre-merger Bioblast options	15,500	$90.16
Outstanding at end of period	733,895	$5.55
Exercisable at end of period	591,683	$5.26

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 9 – SHARE-BASED COMPENSATION (cont.)

Following is a summary of changes in nonvested shares granted to consultants:

	Three months ended March 31,
	2019
	Number of options	Weighted average exercise price
Balance at beginning of the period	149,474	$6.20
Vested during the year	(7,262)	$6.22
Balance at the end of the period	142,212	$6.29

As of March 31, 2019, the unrecognized estimated compensation cost related to outstanding non-vested consultants’ stock options was $735, which is expected to be recognized over a weighted average period of two years.

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life for all options outstanding at March 31, 2019:

exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
$1.86	533	0.8	$6	533
$2.69	735,452	6.0	7,034	735,452
$2.69	35,895	1.5	343	35,895
$2.69	6,584	7.2	63	4,454
$2.69	137,087	8.2	1,311	133,868
$2.69	16,622	9.0	159	16,622
$6.22	561,000	9.0	3,381	168,814
$6.22	73,504	9.1	443	18,376
$6.22	53,192	9.6	321	-
$6.22	3,147	9.7	19	-
$6.22	108,928	9.8	657	-
$2.69	49,867	9.8	477	-
$6.22	16,606	9.9	100	-
$10.12	2,421	9.9	5	-
$90.16	15,500	2.4	-	15,500
	1,816,338		$14,319	1,129,514

d)	The following table summarizes share-based compensation expenses related to grants under the Equity Incentive Plans included in the statements of operations:

	Three months ended March 31,
	2019	2018
Research & development	$413	$6
General & administrative	99	12
Total	$512	$18

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2019 (UNAUDITED)

U.S. dollars in thousands

NOTE 10 – FAIR VALUE MEASUREMENT

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of March 31, 2019 and December 31, 2018:

	March 31, 2019
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$13,642	$13,642	$-	$-
Short term deposits	40	40
Restricted cash	58	58	-	-
Cash held for CVR holders	1,500	1,500	-	-
Total financial assets	$15,240	$15,240	$-	$-

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$9,736	$9,736	$-	$-
Short term deposits	40	40	-	-
Restricted cash	56	56	-	-
Total financial assets	$9,832	$9,832	$-	$-

Warrants	$192	$-	$-	$192
Total financial liabilities	$192	$-	$-	$192

NOTE 11 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following events necessitated disclosure:

In January 2019, the Company submitted a new grant application to the State of Israel (the Israel Innovation Authority) for funding of its clinical development program of prevention of cytokine storm and organ dysfunction associated with Sepsis. On April 16, 2019, the Company’s application for grants at 50% participation of a NIS 7,668 ($2,111) plan to be executed in Israel was approved by the Israel Innovation Authority. The plan was approved for a period commencing January 1, 2019 and ending December 31, 2019.

On April 3, 2019, the Company entered into a securities purchase agreement with a private investor, pursuant to which, such investor acquired, in a private transaction, an aggregate of 244,898 of the Company’s ordinary shares at a purchase price of $12.25 per share, providing gross proceeds to the Company of approximately $3,000.